ORTHOFIX INTERNATIONAL N.V.

7 Abraham de Veerstraat

Curaçao

May 24, 2018

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:    Amanda Ravitz

    Heather Percival

Re:	Orthofix International N.V.
Registration Statement on Form S-4 (File No. 333-224407) Request for Acceleration of Effective Date

Dear Ms. Ravitz and Ms. Percival:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Orthofix International N.V. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 2:00 p.m., Eastern Time, on Tuesday, May 29, 2018, or as soon thereafter as practicable. The Company also requests that the Commission confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Manca of Hogan Lovells US LLP at (202) 637-5821 with any questions that you may have.

[Signature page follows]

Sincerely,

ORTHOFIX INTERNATIONAL N.V.

/s/ Bradley R. Mason

By:	Bradley R. Mason
Title:	President and Chief Executive Officer, Director